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                           February 15, 2024

       Wenquan Zhu
       Chief Executive Officer
       Big Tree Cloud Holdings Limited
       Room 3303, Building 1
       Zhongliang Yunjing Plaza
       Heshuikou Community, Matian Street
       Guangming District, Shenzhen 518083, China

                                                        Re: Big Tree Cloud
Holdings Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-4
                                                            Submitted February
8, 2024
                                                            CIK No. 0001999297

       Dear Wenquan Zhu:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 30, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-4 submitted February 8, 2024

       General

   1. If the assets in your trust account are securities, including U.S. Government securities or shares of money
market funds registered under the Investment Company Act and regulated pursuant to
rule 2a-7 of that Act, disclose the risk that you could be
                                                        considered to be
operating as an unregistered investment company. Disclose that if you are found to be
operating as an unregistered investment company, you may be required to change your operations,
wind down your operations, or register as an investment company under the Investment
Company Act. Also include disclosure with respect to the
 Wenquan Zhu
Big Tree Cloud Holdings Limited
February 15, 2024
Page 2
         consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
2. We note your disclosure that the NTA Requirement Amendment Proposal would remove
         from Plutonian   s charter the requirement that Plutonian will not
consummate a business
         combination unless it has net tangible assets of at least $5,000,001 upon consummation thereof. We further note that the NTA Proposal does not appear to be conditioned on approval of the Business Combination Proposal, and that you disclose Plutonian believes it and the combined entity can rely on the Exchange Rule to avoid being treated as a penny stock. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, Plutonian would likely no longer meet the Nasdaq listing standards. At that point, it is possible that Plutonian would become a penny stock. Please revise disclosure in your Questions and Answers section and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon Plutonian's listing on
         Nasdaq and discuss the consideration given to this possibility in the Board of Directors'
         determination to propose to remove this provision from its charter. Please provide clear disclosure that removal of this provision could result in Plutonian's securities falling within the definition of penny stock and clearly discuss the related risks to Plutonian and its investors. Additionally revise your disclosure to clarify whether the NTA Proposal is conditioned upon the approval and/or closing of the business combination.
Summary of the Proxy Statement/Prospectus, page 1

3. We note you have deleted references to the prior redemption of shares. Please include information regarding the redemption of 2,510,358 shares in connection with the shareholder meeting on August 8, 2023, in your summary section.
Risk Factors, page 31

4. Please revise your risk factor disclosure relating to the NTA Requirement Amendment
         Proposal to fully discuss the consequences and related risks to each of Plutonian and the combined entity in the event that the NTA Proposal is adopted or is not adopted.
We do not have a specified maximum redemption threshold in the SPAC
Charter...., page 74

5. Please revise disclosure indicating that Plutonian's charter does not contain "a specified maximum redemption threshold," to reconcile the apparent inconsistency with the shareholder proposal to remove the net tangible asset requirement from the charter. We
FirstName LastNameWenquan Zhu
       note references to "cash conditions pursuant to the terms of the Merger Agreement;"
Comapany    NameBig
       please describeTree
                       theseCloud
                             with Holdings   Limited to closing in your summary
section, or
                                  the other conditions
       revise
February      accordingly.
          15, 2024 Page 2
FirstName LastName
 Wenquan Zhu
FirstName LastNameWenquan    Zhu
Big Tree Cloud Holdings Limited
Comapany15,
February   NameBig
            2024 Tree Cloud Holdings Limited
February
Page 3 15, 2024 Page 3
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro forma Presentation, page 174

6. We understand the maximum redemption scenario (scenario 2) is determined based on the
         Plutonian stockholders    approval of amending the charter to remove
the $5,000,001 NTA
         requirement. Please revise your disclosure in adjustment 4 (within the Unaudited Pro
         Forma Combined Balance Sheet Adjustments on page 177) to discuss (and quantify) the maximum share redemption that could occur to consummate the merger transaction in the event the Proposal No. 6 does not get approved.
        Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Devin Geng